SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                        For the month of September, 2005

                              RYANAIR HOLDINGS PLC
                (Translation of registrant's name into English)

                     c/o Ryanair Ltd Corporate Head Office
                                 Dublin Airport
                             County Dublin Ireland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________





          RYANAIR ANNOUNCES 3rd DAILY ROUTE FROM KNOCK TO LONDON LUTON

Ryanair, Europe's No. 1 low fares airline, today (Tuesday, 13th September 2005) announced a new daily service from Knock to London Luton that will start on 30th October 2005. This new route will add to existing daily services to London Stansted and London Gatwick and will increase the annual number of Ryanair passengers using Knock airport to 300,000.

Speaking in Knock today, Michael O'Leary, CEO of Ryanair, said:

        "We are delighted to announce this new daily route between Knock and London Luton, bringing the total number of Ryanair routes at Knock to 3. Tourism in the region will benefit enormously through expansion of the existing London catchment area by delivering an increase of over 100,000 extra Ryanair passengers at Knock airport that will support over 300 jobs in Mayo.

        "Ryanair was the first airline to offer scheduled services to and from Knock airport in 1986. While many others have come and gone Ryanair remains Knock's largest airline and the only one with an unbroken record of serving the airport for almost 20 years. We look forward to continuing to grow Ryanair's presence in Mayo, which has so far delivered over 2M passengers at Knock airport".

Liam Scollan, Managing Director of Knock International Airport said:

        "This new route to London Luton represents another important step in our development and firmly establishes Knock International Airport is the key driver of economic growth in the BMW region, something that we are very proud of. We look forward to the success of this route and to further route development in 2006 to capitalize on a record 2005."

Ends.                         Tuesday, 13th September 2005

For further information:

Peter Sherrard - Ryanair      Pauline McAlester - Murray Consultants
Tel: 00 353 1 812 1228        Tel: 00 353 1 4980 300



                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                    RYANAIR HOLDINGS PLC


Date:  13 September, 2005

                                    By:___/s/ Howard Millar____

                                    H Millar
                                    Company Secretary & Finance Director